Exhibit 99.1

NMG Starts Commissioning its Coating Line Completing its Integrated Anode Material Production & Discloses Annual General Meeting Voting Results

  Construction of NMG’s coating unit essentially completed safely and on budget; cold commissioning is now underway.
  The only operational integrated North American natural graphite production, from mine to battery material: NMG now has the facilities to fully support the anode material qualification with its potential customers.
  The coating line completes the development of NMG’s Phase 1, providing a strong foundation for the scale up to full commercial operations for 100,000 tpa of high-purity flake graphite at the Matawinie Mine and 42,000 tpa of CSPG at the Bécancour Battery Material Plant.

MONTRÉAL--(BUSINESS WIRE)--June 17, 2022--Nouveau Monde Graphite Inc. (“NMG”, “Nouveau Monde” or the “Company”) (NYSE: NMG, TSXV: NOU) held yesterday its hybrid Annual General and Special Meeting of Shareholders (the “Meeting”) from its Phase-1 plant in Saint-Michel-des-Saints, an occasion to showcase its brand-new coating line with a nameplate capacity of 2,000 tonnes per annum (“tpa”). Completing the Company’s integrated anode material production, from ore to battery material, the coating module was built over H1-2022 to complement NMG’s portfolio of advanced materials.

The ultimate beneficiation step, coating is instrumental to battery technology. Coating helps create a stable electrolyte interface layer in the battery system and increase initial coulombic efficiency and discharge capacity, thus extending the battery performance over time. With this addition, NMG now operates the only fully integrated North American natural graphite production and is positioned to provide customers with a variety of customizable high-purity advanced materials to meet their specifications, desired environmental footprint, and quality standards.

Arne H Frandsen, Chair of NMG, said: “NMG’s scaled development plan has reached a significant milestone: Phase 1 now covers the full value chain! From extraction and concentration to advanced processing and battery testing in our laboratory, we have engineered processes, designed operations, and built facilities that demonstrate our proprietary technologies and production capability. This constitutes a springboard for executing our Phase 2 to develop what is projected to be North America’s largest fully integrated natural graphite operation. As an early mover, timing is superb for NMG considering the pressure battery and electric vehicles (“EV”) manufacturers are experiencing due to growth in demand for cleantech and limited raw materials.”

NMG’s innovative coating technology is projected to generate up to 25% energy reduction compared to the dominant manufacturing operations, with a minimal environmental footprint thanks to the Company’s access to clean hydropower and its strong ESG operational parameters. The technology built in this Phase 1 is planned to be replicated and scaled up for the Phase-2 Bécancour Battery Material Plant, for a planned 42,000-tpa production at the commercial level. The Company’s engineering team in collaboration with specialized firms have secured a technology that provides versatility for the use of different precursors as research and development advances.

Cold commissioning of the kiln and utilities is underway with NMG’s and the equipment’s supplier technical team onsite; hot commissioning is expected to start shortly after with the objective of processing the first tonne of material at the beginning of Q3-2022. The Company expects stable production by the end of Q3-2022 to support product qualification, operational optimization, and detailed engineering of the Phase 2 Bécancour Battery Material Plant.

Eric Desaulniers, Founder, President, and CEO of NMG, commented: “I am extremely proud of our team who has delivered a highly technical project safely and on budget amidst a complex environment shaken by logistical turbulences, labor shortages and rising inflation. We are now set to provide a turnkey supply of anode material to our potential customers, reinforcing our active commercial discussions and bringing us one step closer to signing an offtake agreement with a strategic anchor customer.”

Spherical purified graphite (“SPG”) extracted from the Company’s Matawinie deposit and produced through its Phase-1 concentrator, shaping unit and purification facility, will be refined with a nano layer of carbon to qualify the material for anode application. Production of coated spherical purified graphite (“CSPG”) in commercial-like settings, with NMG’s ore, technology and facilities, further advances commercial discussions with potential customers with a view towards the completion of an offtake agreement.

Matters Voted upon at the Meeting and Results

The Company also announced today the results of voting at the Meeting. Each of the seven nominees listed in the Company’s management information circular dated May 12, 2022, provided in connection with the Meeting were elected as directors of the Company.

Shareholders also adopted all other resolutions submitted for their approval, including the appointment of PricewaterhouseCoopers LLP as the auditors of the Company to hold office until the close of the next annual meeting of the Company and the authority given to directors to set its compensation, and the ratification and confirmation of the stock option plan of the Company.

The complete voting results for each item of business are as follows:

ELECTION OF DIRECTORS

Name of Nominee	Votes in Favor	% Votes in Favor	Votes Withheld	% Votes Withheld
Daniel Buron	27,047,382	99.38%	169,213	0.62%
Eric Desaulniers	27,195,576	99.92%	21,019	0.08%
Arne H Frandsen	26,278,327	96.55%	938,268	3.45%
Jürgen Köhler	27,188,195	99.90%	28,400	0.10%
Nathalie Pilon	27,202,861	99.95%	13,734	0.05%
James Scarlett	27,034,959	99.33%	181,636	0.67%
Andrew Willis	27,164,762	99.81%	51,833	0.19%

APPOINTMENT AND COMPENSATION OF AUDITORS

Votes in Favor	% Votes in Favor	Votes Withheld	% Votes Withheld
30,130,892	99.81%	56,359	0.19%

RATIFICATION AND CONFIRMATION OF THE COMPANY’S STOCK OPTION PLAN

Votes in Favor	% Votes in Favor	Votes Against	% Votes Against
26,120,204	95.97%	1,096,391	4.03%

Details of the voting results on all matters considered at the Meeting are available in the Company’s report of voting results, which is available under Nouveau Monde’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Nouveau Monde Graphite

Nouveau Monde Graphite is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada for the growing lithium-ion and fuel cell markets. With low-cost operations and enviable ESG standards, NMG aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to those describing the impact of the foregoing on the project economics, the intended production capacity of the Company’s Phase-2 operations, the potential results and benefits of the Company’s proprietary coating technology, including the potential reduction in energy consumption, the timelines of the various initiatives and deliverables described in this press release, future demand for batteries and EVs, the objective of developing the largest fully integrated natural graphite operation in North America, and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of Canadian and United States securities securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 22, 2022, including in the section thereof captioned “Risk Factors”, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The market and industry data contained in this press release is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Corporation believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any survey. The Corporation has not independently verified any of the data from third-party sources referred to in this press release and accordingly, the accuracy and completeness of such data is not guaranteed.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR database (www.sedar.com), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com

Contacts

MEDIA
Julie Paquet
VP Communications & ESG Strategy
+1-450-757-8905 #140
jpaquet@nmg.com

INVESTORS
Marc Jasmin
Director, Investor Relations
+1-450-757-8905 #993
mjasmin@nmg.com